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John Stickel

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinafore Holdings B.V.
Amendment No. 2 to the Registration Statement on Form F-4
Filed September 13, 2011
File No. 333-175137

Dear Mr. Stickel:

On behalf of our client, Pinafore Holdings B.V., a Netherlands private company with limited liability (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form F-4 of the Company filed with the Commission on June 24, 2011, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on August 22, 2011, and as amended by Amendment No. 2 (“Amendment No. 2”) filed with the Commission on September 13, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Ms. Liz Lewzey, the Company’s Vice President, Planning and Reporting, dated September 23, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 3, marked to show changes against Amendment No. 2, in the traditional non-EDGAR format to each of Lyn Shenk and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 3, 2011

General

1.	We note your response to our prior comment one and reissue in part. Please revise to provide a basis for your beliefs regarding “hold[ing] the number one position” on pages 7, 115 and 126 and being “the leading North American manufacturer” on pages 4 and 118. If there are no publicly available sources concluding that you hold the number one position or are the leading North American manufacturer of certain products, please revise your disclosure throughout the prospectus to so state. Additionally, please revise to clarify what “certain publicly available third-party data” you relied on.

Response: In response to the Staff’s comment, the Company has revised the disclosure to provide a basis for its beliefs with regards to its “hold[ing] the number one position” on pages 7, 115 and 126 and being “the leading North American manufacturer” on pages 4 and 118. The Company has also revised the disclosure to state that its sources are not publicly available on pages 1, 4, 7, 58, 114, 115, 118, 122 and 126. In addition, the Company has revised the disclosure to clarify the sources of its third-party data on pages 4 and 118.

Exhibit 5.1

2.	We note your response to our prior comment six and reissue in part. Please delete assumption (iv) beginning on page two and carrying over to page three of the opinion or advise.

Response: The Company acknowledges the Staff’s comment and confirms that counsel has removed assumption (iv) from its opinion. Exhibit 5.1 has been refiled with Amendment No. 3.

Exhibit 5.15

3.	We note your response to our prior comment seven and reissue in part. Please have counsel revise and refile exhibit 5.15 to remove any language that suggests that only the registrant may rely on the opinion. We note that the last amendment of your registration statement did not include exhibit 5.15.

Response: Per discussions with the Staff, counsel has not made any changes to the last sentence on page 7 of its opinion.

4.	We note your response to our prior comment seven and reissue in part. Please have counsel revise exhibit 5.18 to remove the language “in connection with matters pertaining to Mexican law from the last paragraph on page 5 of the opinion.

Response: The Company acknowledges the Staff’s comments and confirms that counsel has deleted “in connection with matters pertaining to Mexican law” from the last paragraph on page 5 of its opinion. Exhibit 5.18 has been refiled with Amendment No. 3.

October 3, 2011

Exhibits 5.22 and 5.24

5.	We note your response to our prior comment seven and reissue in part. Please have counsel revise exhibit 5.22 and 5.24 to delete the second part of Section 1.3.13, starting with “this opinion is not to be used, quoted” and subsections (a) and (b) that follow.

Response: The Company acknowledges the Staff’s comments and confirms that counsel has deleted the second part of section 1.3.13, starting with “this opinion is not to be used, quoted” and subsections (a) and (b) that follow, from each of its opinions. Exhibits 5.22 and 5.24 have been refiled with Amendment No. 3.

6.	We note your response to our prior comment 15 and reissue in part. Please revise assumption 2.1(h) in exhibits 5.22 and 5.24 and refile the exhibits to clarify that it does not apply to Gates Engineering & Services Hamriyah FZE.

Response: Per discussions with the Staff, counsel has revised assumption 2.1(g) rather than 2.1(h) to clarify that it does not apply to Gates Engineering & Services Hamriyah FZE or Gates Engineering & Services FZCO. Exhibits 5.22 and 5.24 have been refiled with Amendment No. 3.

Exhibit 5.15

7.	We note your response to our prior comment ten and reissue. Please have counsel revise to delete section 4(i) and please refile the opinion. Jurisdictional matters related to the protections of the federal securities laws are matters to be determined by the courts. Thus it appears inappropriate for counsel to make this assumption.

Response: Per discussions with the Staff, counsel has deleted “and be brought before a court in the Netherlands” from section 4(i) of its opinion. Exhibit 5.15 has been refiled with Amendment No. 3.

8.	We note your response to our prior comment 11 and reissue. While counsel may qualify an opinion when appropriate, it is not appropriate to assume material matters underlying the opinion. Please have counsel revise to delete section 5(e) and please refile the opinion.

Response: Per discussions with the Staff, counsel has removed section 5(e) of its opinion and added section 4(m) to conform to the language contained in Exhibit 5.1. Exhibit 5.15 has been refiled with Amendment No. 3.

9.	We note your response to our prior comment 12 and reissue. It is inappropriate for counsel to assume any of the material facts underlying the opinion. Please have counsel revise to delete section 5(f) and please refile the opinion.

Response: Per discussions with the Staff, counsel has revised section 5(e) (formerly 5(f)) of its opinion to add the word “factual.” Exhibit 5.15 has been refiled with Amendment No. 3.

October 3, 2011

Exhibits 5.1 through 5.24

10.	We note your response to our prior comment eight and reissue. Please have counsel revise and refile exhibits 5.1, 5.3, 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14, 5.16, 5.17, 5.18, 5.19, 5.20, 5.21, 5.22, and 5.24 to remove language that may imply that the opinion is only for the benefit of the registrant. For example, we note that the legal opinions contain the following language: (1) “this opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act” or (2) “this opinion is made for the benefit of and may be relied upon by the addressees thereof.”

Response: Per discussions with the Staff, counsel has revised exhibits as necessary to remove any language that may imply that the opinion is only for the benefit of the registrant and to conform certain language as discussed with the Staff to that contained in Exhibit 5.1. The exhibits to which changes were required were Exhibits 5.2, 5.4, 5.8, 5.14, 5.22, 5.23 and 5.24, each of which has been refiled with Amendment No. 3.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Patrick H. Shannon, at (202) 637-1028 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan

of LATHAM & WATKINS LLP

Enclosures

cc:

Patrick H. Shannon, Latham & Watkins LLP

Lyn Shenk